FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          SEPTEMBER 2008

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        [ ]             No         [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1                 News Release dated September 29, 2008
Document 2                 Material Change Report dated September 29, 2008



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                                                                      DOCUMENT 1


                                AMADOR GOLD CORP.
             711 - 675 WEST HASTINGS STREET, VANCOUVER, B.C. V6B 1N2
                      (604) 685-2222 *FAX: (604) 685-3764
================================================================================


FOR IMMEDIATE RELEASE                                     WWW.AMADORGOLDCORP.COM
SEPTEMBER 29, 2008                                                    TSX-V: AGX


                           PRIVATE PLACEMENT AMENDMENT


Further to the Company's news release of September 9, 2008, AMADOR GOLD CORP. (TSX-V:AGX) is pleased to announce that it is increasing its previously announced private placement for 4,000,000 units to up to 23,000,000 units. The financing will consist of flow-through units priced at $0.13 per unit. Each of the units will consist of one flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company's Ontario properties, current property payments and new acquisitions.


ABOUT AMADOR GOLD

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold's properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

For further information contact: ALAN CAMPBELL OR KEVIN HULL, Hughes Exploration Group Phone: (604) 685-2222

Or visit Amador's web-site: www.amadorgoldcorp.com to see Smartstox interviews with our Company President.


         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.


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                                                                      DOCUMENT 2


                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - September 29, 2008.

ITEM 3.  NEWS RELEASE - News Release  issued  September  29, 2008, at Vancouver,
         BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - Further to the Company's news release of September 9, 2008, AMADOR GOLD CORP. (TSX-V:AGX) is pleased to announce that it is increasing its previously announced private placement for 4,000,000 units to up to 23,000,000 units.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V: AGX) is pleased to announce that it is increasing its previously announced private placement for 4,000,000 units to up to 23,000,000 units. The financing will consist of flow-through units priced at $0.13 per unit. Each of the units will consist of one flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

         In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

         The proceeds of the private placement will be used for general working capital, exploration on the Company's Ontario properties, current property payments and new acquisitions.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 29th day of September, 2008.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMADOR GOLD CORP.
                                       (Registrant)


Date: September 30, 2008               BY:  /S/ BEVERLY J. BULLOCK
                                       ---------------------------------------
                                       Beverly J. Bullock, Corporate Secretary